Mercantile Bank Corporation

310 Leonard Street, N.W., 4th Floor

Grand Rapids, MI 49504

(616) 242-7760

November 5, 2013

VIA EDGAR

Securities and Exchange Commission

Attention:	Kathryn McHale, Senior Staff Attorney
Jessica Livingston, Staff Attorney

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mercantile Bank Corporation
Registration Statement on Form S-4 (No. 333-191212)
Request for Accelerated Effectiveness

Ladies and Gentlemen:

On September 17, 2013, Mercantile Bank Corporation (“Mercantile”) filed the above-referenced Form S-4 Registration Statement (No. 333-191212) with the Securities and Exchange Commission.

Mercantile respectfully requests that such Form S-4 Registration Statement (No. 333-191212) become effective on Wednesday, November 6, 2013, at 9:00 a.m., Washington D.C. time, or as soon thereafter as possible.

Mercantile hereby undertakes to include in the definitive proxy statement, to be filed with the Commission pursuant to Rule 424(b)(3), updated information with respect to recent share prices of each of Mercantile common stock and Firstbank common stock, including the recent ratio of such prices.

Mercantile acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve Mercantile from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	Mercantile may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MERCANTILE BANK CORPORATION

By	/s/ Charles E. Christmas
Charles E. Christmas Senior Vice President, CFO and Treasurer